EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net income	$1,994	$1,140	$43,027	$41,027
Debenture interest less taxes	—	47	—	94

Net income - diluted	$1,994	$1,187	$43,027	$41,121

Average common shares outstanding - basic	27,563	27,555	27,574	27,568
Stock options	48	66	47	60
Convertible debentures	—	213	—	213

Average common shares outstanding - diluted	27,611	27,834	27,621	27,841

Earnings per share of common stock - basic	$0.07	$0.04	$1.56	$1.49

Earnings per share of common stock - diluted	$0.07	$0.04	$1.56	$1.48

For the six months ended June 30, 2006, 600 shares were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive. For the six months ended June 30, 2005, no shares were excluded from the calculation of diluted earnings per share.